Exhibit 4.3

Three (3) Year, Eight Percent (8%)
Convertible Debenture
Due December 31, 2012

FOR VALUE RECEIVED, International Medical Staffing, Inc., a for-profit corporation that is organized and that exists under the Laws of the State of Delaware, and which has its principal place of business at the address of 340 Eisenhower Drive, Suite 610, Savannah, Chatham County, Georgia, 31405 (hereinafter the “Corporation”), hereby unconditionally promises and agrees to pay to _____________ (hereinafter the “Holder”) or his, her or its assigns, heirs, beneficiaries, successors-in-interest and/or endorsees the sum and total amount of ________________ Thousand United States Dollars ($____________.00) (hereinafter the “Principal Amount”) upon the terms and conditions contained in this Three (3) Year, Eight Percent (8%) Convertible Debenture (hereinafter “Convertible Debenture”).

1.           Terms of Repayment. On or before December 31, 2012, unless otherwise converted as set out in Paragraph 6 of this Convertible Debenture, the Corporation shall satisfy and pay in United States Dollars (USD) any and all then outstanding balance of the Principal Amount of this Convertible Debenture to the Holder hereof at the address contained in this Convertible Debenture or as otherwise specified in accordance with Paragraph 16.

a.           Reinstatement. The Corporation further agrees that, if any payment made by the Corporation or any other person is applied to this Convertible Debenture and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid to the Corporation, its estate, trustee, receiver or any other party, including, without limitation, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the Corporation’s liability hereunder shall be and remain in full force and effect, as fully as if such payment had never been made.

2.           Prepayments and Redemption. Notwithstanding the Terms of Repayment in Paragraph 1, the Corporation may prepay, as a whole at any time or in part from time to time, all or any part of the Principal Amount of this Convertible Debenture at any time prior to December 31, 2012. Upon any such prepayments, the Principal Amount shall adjusted accordingly.

a.           Redemption Right.  In addition, in the sole and absolute discretion of the Corporation, this Convertible Debenture may be redeemed at any time prior to maturity, as a whole at any time or in part from time to time, at the office of the Corporation, upon written notice to the Holder hereof as required by this Paragraph.  At the time of any such redemption, the Corporation shall also pay any and all accrued interest as of the date of the redemption.

b.           Notice.  Notice of redemption shall be mailed to the Holder hereof not less than thirty (30) nor more than sixty (60) days prior to the date fixed for redemption. If this Convertible Debenture is redeemed in part, the Corporation shall, without charge to the Holder hereof, execute and deliver to the said Holder hereof a Convertible Debenture for the unredeemed balance of the Principal Amount in this Convertible Debenture form.

3.           Interest.  Any unpaid portion of the Principal Amount shall bear and accrue interest at the rate of eight percent (8%) simple interest per annum. All interest payments shall be paid in United States Dollars (USD) to the Holder hereof at the address contained in this Convertible Debenture or as otherwise specified in accordance with Paragraph 6.  Interest payments shall be made annually during the term of this Convertible Debenture and at maturity upon the following “Interest Payment Schedule”.

Payment/Coupon Number	Payment Date

No. 1	December 31, 2010
No. 2	December 31, 2011
No. 3	December 31, 2012

a.           Interest at Conversion.  At the time of any Conversion pursuant to and in accordance with Paragraph 6 hereof, the Corporation will pay interest that has accrued upon any portion of the Principal Amount that is converted, commencing from the date of the immediately-prior interest payment made by the Corporation and the date of conversion as defined by Paragraph 6.

4.           Usury.  In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Corporation’s obligation to repay the principal of and interest on the Convertible Debenture. This confirms that the Corporation and, by its acceptance of this Convertible Debenture, the Holder intend to contract in strict compliance with applicable usury laws from time to time in effect. Accordingly, the Corporation and the Holder stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract to pay, for the use or forbearance of money, interest in excess of the maximum amount of interest permitted to be charged by applicable law from time to time in effect.

5.           Liability of the Corporation.

This Convertible Debenture is the obligation of the Corporation only, and no recourse shall be had for the payment of this Debenture or of any interest hereon against any shareholder, officer, employee or director of the Corporation, either directly or through the Corporation, by virtue of any statute for the enforcement of any assessment or otherwise. The holder or holders of this Convertible Debenture, by acceptance hereof, and as part of the consideration for this Debenture, release all claims and waive all liabilities against the foregoing persons in connection with this Debenture. The Corporation is unconditionally, and without regard to the liability of any other person, liable for the payment and performance of this Convertible Debenture, and such liability shall not be affected, released, discharged, exonerated or changed by an extension of time or renewal of this Convertible Debenture or of the Terms of Repayment set out herein.

6.           Conversion.

a.           Conversion Right; Date. The Holder hereof shall have the option, at any time before December 31, 2012, to convert the outstanding Principal Amount, or part thereof, of this Convertible Debenture into fully-paid and non-assessable shares of Corporation’s Common Stock (the “Common Stock”) at the conversion rate of fifteen cents ($0.15) per share.

b.           Method of Exercise. To exercise any conversion, the Holder of this Convertible Debenture shall surrender the Convertible Debenture to the Corporation during usual business hours at the offices of the Corporation, accompanied by a written notice in the form attached hereto as Exhibit “A,” Notice of Conversion, and made a part hereof.

c.           Delivery of Shares. As promptly as practicable, but in no event no later than fourteen (14) business days after the surrender of this Convertible Debenture by the Holder in the manner required herein, the Corporation shall deliver or cause to be delivered to the Holder, certificates for the full number of shares of Common Stock issuable upon conversion of this Convertible Debenture, in accordance with the provisions hereof, together with a duly executed new Convertible Debenture of the Corporation in the form of this Convertible Debenture for any remaining Principal Amount not so converted. Such conversion shall be deemed to have been made at the time that this Convertible Debenture was surrendered for conversion and the notice specified herein shall have been received by the Corporation.

d.           Adjustments. The number of shares of Common Stock issuable upon conversion of this Convertible Debenture or repayment by the Corporation in shares shall be proportionately adjusted if the Corporation shall declare a dividend of capital stock on its capital stock, or subdivide its outstanding capital stock into a larger number of shares by reclassification, stock split or otherwise, which adjustment shall be made effective immediately after the record date in the case of a dividend, and immediately after the effective date in the case of a subdivision. The number of shares of Common Stock issuable upon conversion of this Convertible Debenture or any part thereof shall be proportionately adjusted in the amount of securities for which the shares of Common Stock have been changed or exchanged in another transaction for other stock or securities, cash and/or any other property pursuant to a merger, consolidation or other combination. The Corporation shall promptly provide the holder of this Convertible Debenture with notice of any events mandating an adjustment to the conversion ratio, or for any planned merger, consolidation, share exchange or sale of the Corporation, signed by the President or Chief Executive Officer of Corporation.

7.           Series. This Convertible Debenture is one of a duly authorized series of debentures of the Corporation designated as its Three (3) Year, Eight Percent (8%) Convertible Debenture Series (hereinafter the “Convertible Debenture Series”) in the aggregate amount of up to Three Million, Five Hundred United States Dollars ($3,500,000.00) (USD). All debentures of this series rank equally and ratably without priority over one another.

8.           Covenants. So long as any Principal Amount is due hereunder and remains unpaid, the Corporation will, unless the Holder shall otherwise consent in writing:

a.           Maintain and preserve its existence, rights and privileges;

b.           Other than financing (e.g. revolving credit facility, factoring agreement or convertible debentures payable) for up to One Million United States Dollars ($1,000,000.00) (USD), the Company will not incur any further indebtedness, other than indebtedness incurred in the ordinary course of business or as otherwise outstanding on the date hereof, unless such indebtedness is subordinated to the prior payment in full of this Convertible Debenture on terms reasonably satisfactory to the Holder;

c.           Other than as contemplated and set out in that Plan of Reorganization, refrain from: (i) directly or indirectly selling, leasing or otherwise disposing of: (A) any of its property or assets other than in its ordinary course of business or (B) substantially all of its properties and assets, in the aggregate, to any person(s), whether in one transaction or in a series of transactions over any period of time, (ii) merge into or with or consolidate with any other person, or (iii) adopt any plan or arrangement for the dissolution or liquidation of the Corporation or the redemption or repurchase of any of its capital stock;

d.           Give written notice to Holder upon the occurrence of an Event of Default (as defined below) or any event but for the giving of notice or lapse of time, or both, would constitute an Event of Default within five (5) Business Days of such event;

e.           Comply in all material respects with all applicable laws (whether federal, state or local and whether statutory, administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial);

f.           Refrain from: (i) making any advance or loan to any person, firm or corporation, except for reasonable travel or business expenses advanced to the Corporation's employees or independent contractors in the ordinary course of business, or (ii) acquiring all or substantially all of the assets of another entity; or

g.           Refrain from prepaying any indebtedness, except for trade payables incurred in the ordinary course of the Corporation's business; and

h.           Refrain from taking any action which would impair the rights and privileges of this Convertible Debenture set forth herein or the rights and privileges of the holder of this Convertible Debenture.

9.           Events of Default. Each and any of the following shall constitute a default and, after expiration of a grace period, if any, shall constitute an “Event of Default” hereunder:

a.           The nonpayment of principal or interest when due payable under this Convertible Debenture;

b.           Failure of the Corporation, after a written notice and thirty-day opportunity to cure, to observe or perform any present or future agreement with Holder, including, without limitation, any covenant set forth in this Convertible Debenture;

c.           If Corporation shall commence any case, proceeding or other action: (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or the Corporation shall make a general assignment for the benefit of its creditors; or (iii) there shall be commenced against the Corporation any case, proceeding or other action of a nature referred to above or seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its property, which case, proceeding or other action results in the entry of any order for relief or remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) the Corporation shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth;

d.           Any representation or warranty made by the Corporation or any other person or entity under this Convertible Debenture shall prove to have been incorrect in any material respect when made; or

e.           The entry of any judgment against Corporation or any of its property for an amount in excess of one hundred thousand dollars ($100,000) that remains unsatisfied for thirty (30) days;

10.         Holder’s Rights Upon Default. Upon the occurrence of any Event of Default, the Holder may accelerate the maturity of this Convertible Debenture and demand immediate payment in full, whereupon the outstanding principal amount of the Convertible Debenture and all obligations of Corporation to Holder, together with accrued interest thereon, shall become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived.

11.         Default Interest Rate. Upon an Event of Default, without any further action on the part of Holder, interest will thereafter accrue at the rate equal to the lesser of (i) 15% per annum or (ii) the highest rate permitted by applicable law, per annum (the “Default Rate”), until all outstanding principal, interest and fees are repaid in full by Corporation.

12.         Representations and Warranties. The Corporation represents and warrants as follows: (i) the Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) the execution, delivery and performance by the Corporation of this Convertible Debenture are within the Corporation's powers, have been duly authorized by all necessary action, and do not contravene (A) the Corporation's certificate of incorporation or by-laws or (B) (x) any law or (y) any agreement or document binding on or affecting the Corporation, not otherwise disclosed to the Holder prior to the execution of this Convertible Debenture, (iii) no authorization or approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or third person is required for the due execution, delivery and performance by the Corporation of this Convertible Debenture; (iv) this Convertible Debenture constitutes the legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and subject to the applicability of general principles of equity; (v) the Corporation has all requisite power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby; (vi) the Corporation is duly qualified to conduct its business and is in good standing in each transaction of its business makes such qualification necessary; (vi) there is no pending or, to the Corporation 's knowledge, threatened action or proceeding affecting the Corporation before any governmental agency or arbitrator which challenges or relates to this Convertible Debenture or which may otherwise have a material adverse effect on the Corporation; (viii) the Corporation is not in violation or default of any provision of (A) its certificate of incorporation or by-laws, each as currently in effect, or (B) any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Corporation is subject not otherwise disclosed to the Holder prior to the execution of this Convertible Debenture, and (ix) this Convertible Debenture is validly issued, free of any taxes, liens, and encumbrances related to the issuance hereof and is not subject to preemptive right or other similar right of members of the Corporation and (x) the Corporation has taken all required action to reserve for issuance such number of shares of Common Stock as may be issuable from time to time upon conversion of this Convertible Debenture.

13.         Governing Law. This Convertible Debenture shall be binding upon and inure to the benefit of the Corporation and the Holder and their respective successors and assigns; provided that the Corporation may not, except pursuant to the Plan of Reorganization, assign this Convertible Debenture, in whole or in part, by operation of law or otherwise, without the prior written consent of the Holder. The Holder may assign or otherwise participate out all or part of, or any interest in, its rights and benefits hereunder and to the extent of such assignment or participation such assignee shall have the same rights and benefits against the Corporation as it would have had if it were the Holder. This Convertible Debenture, and any claims arising out of relating to this Convertible Debenture, whether in contract or tort, statutory or common law, shall be governed exclusively by, and construed in accordance with the laws of the State of Georgia without regard to principles of conflicts of laws. This Convertible Debenture is a Georgia contract. It was executed and delivered by the Corporation in Georgia.

14.         Jurisdiction. THE CORPORATION CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO THIS CONVERTIBLE DEBENTURE, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH SHALL BE BROUGHT EXCLUSIVELY IN ANY COURT OF THE STATE OF GEORGIA OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF GEORGIA. THE CORPORATION, BY THE EXECUTION AND DELIVERY OF THIS CONVERTIBLE DEBENTURE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDINGS. THE CORPORATION AGREES THAT PERSONAL JURISDICTION OVER IT MAY BE OBTAINED BY THE DELIVERY OF A SUMMONS BY PERSONAL DELIVERY OR OVERNIGHT COURIER AT THE ADDRESS PROVIDED IN SECTION 16 OF THIS CONVERTIBLE DEBENTURE.  ASSUMING DELIVERY OF THE SUMMONS IN ACCORDANCE WITH THIS PROVISION, THE CORPORATION HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY ALLEGED LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OF FORUM NON CONVENIENS OR ANY SIMILAR BASIS.

15.         Miscellaneous. (a) Corporation hereby waives protest, notice of protest, presentment, dishonor, and demand; (b) time is of the essence for each of Corporation’s covenants under this Convertible Debenture; (c) the rights and privileges of Holder under this Convertible Debenture shall inure to the benefit of its successors and assigns and all obligations of Corporation in connection with this Convertible Debenture shall bind Corporation’s successors and assigns, and Holder’s conversion rights shall succeed to any successor securities to Corporation’s common stock; (d) if any provision of this Convertible Debenture shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Convertible Debenture shall be construed as if such invalid or unenforceable provision had never been contained herein and (e) the waiver of any Event of Default or the failure of Holder to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or Holder’s right to exercise that or any other right or remedy to which Holder is entitled. No delay or omission by Holder in exercising, or failure by Holder to exercise on any one or more occasions, shall be construed as a waiver or novation of this Convertible Debenture or prevent the subsequent exercise of any or all such rights. This Convertible Debenture may not be waived, changed, modified, or discharged orally, but only in writing.

16.         Notice, Etc. Any notice required by the provisions of this Convertible Debenture will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and delivered as follows:

a.	If to the Corporation:

PureSpectrum, Inc.
340 Eisenhower Drive, Suite 610
Savannah, Georgia 31405

b.	If to Holder:

or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties.

IN WITNESS WHEREOF, the undersigned has executed this Convertible Debenture as of the date first set forth above.

INTERNATIONAL MEDICAL STAFFING, INC.
(The Corporation)

By:
Name:	Lee L. Vanatta
Its:	President

By:
Name:
The Holder

EXHIBIT A

NOTICE OF CONVERSION

(to be signed upon conversion of the Convertible Debenture)

TO INTERNATIONAL MEDICAL STAFFING, INC.:

The undersigned, the holder of the foregoing Convertible Debenture, hereby surrenders such Convertible Debenture for conversion into _____________ shares of Common Stock of Purespectrum, Inc., and requests that the certificates for such shares be issued in the name of ______________________________________________________________, and delivered to, ____________________________________________________________________________, whose address is ________________________________________.

Dated: _____________________

(signature)

(address)